Exhibit 3.2

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4069
(775) 684-5708
Website: secretaryofstate.biz

Entity #
C26612-2004
Document Number:
20060730708-63

Date Filed:
11/14/2006   1:14:23 PM
In the office of
  /s/ Dean Heller

Dean Heller
Secretary of State

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment
(Pursuant to NRS 78.385 and 78, 390)

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporation
(Pursuant to NRS 78,385 and 78,390 – After Issuance of Stock)

1.   Name of corporation:
Merchandise Creations, Inc.

2.   The articles have been amended as follows (provide article numbers, if available):

Article Five of the Articles of Incorporation has been amended to read as follows: The total number of shares of common stock which this Corporation is authorized to issue is Three Hundred Million (300,000,000) shares of Common Stock having a par value of $0.001 per share and Two Hundred Million (200,000,000) shares of preferred stock with a par value of $0.001 per share.

The Preferred Stock, or any series thereof, shall have such designations, preferences, and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issue of such stock adopted by the board of directors and may be made dependent upon facts ascertainable outside such resolution or resolutions of the board of directors, provided that the matter in which such facts shall operate upon such designations, preferences, rights and qualifications, limitations or restrictions of such class or series of stock is clearly and expressly set forth in the resolution or resolutions providing for the issuance of such stock by the board of directors.

3.   The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is: 94%

4.   Effective date of filing (optional):   11/15/06

(must not be later than 90 days after the certificate is filed)

5.   Office Signature (required):   /s/   Robert B. Turner

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.   Nevada Secretary of State AM 38,385 Amend 2003